UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2016

Commission File Number 001-36906

INTERNATIONAL GAME TECHNOLOGY PLC

(Translation of registrant’s name into English)

66 Seymour Street, Second Floor

London, W1H 5BT

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Redemption of Subordinated Interest-Deferrable Capital Securities Due 2066

On February 29, 2016, International Game Technology PLC (the “Company”) provided notice to the holders of its outstanding €750,000,000 Subordinated Interest-Deferrable Capital Securities Due 2066 (the “Capital Securities”) that, pursuant to Condition 6.2 of the Capital Securities, the Company intends to redeem and cancel all of the outstanding Capital Securities (approximately €45,500,000 million principal amount) on March 31, 2016 at their principal amount together with any accrued and unpaid Scheduled Interest Amount, any unpaid Optionally Deferred Interest and Equity Funded Deferred Interest together with any Additional Amounts thereon.  All capitalized terms used herein but not defined shall have the meaning set forth in the Capital Securities.

Cautionary Statement Regarding Forward-Looking Statements

This report on Form 6-K includes forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning the Company and other matters.  These statements may discuss goals, intentions and expectations as to future plans, trends, events, dividends, results of operations or financial condition, or otherwise, based on current beliefs of the management of the Company as well as assumptions made by, and information currently available to, such management.  Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,” “shall”, “continue,” “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” “possible,” “potential,” “predict,” “project” or the negative or other variations of them.  These forward-looking statements speak only as of the date on which such statements are made and are subject to various risks and uncertainties, many of which are outside the Company’s control.  Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may differ materially from those predicted in the forward-looking statements and from past results, performance or achievements.  Therefore, you should not place undue reliance on such statements.  Factors that could cause actual results to differ materially from those in the forward-looking statements include (but are not limited to) the possibility that the businesses of International Game Technology and GTECH S.p.A. will not be integrated successfully or that the combined companies will not realize estimated cost savings, synergies, growth or other anticipated benefits or that such benefits may take longer to realize than expected; the possibility that the Company will be unable to pay future dividends to shareholders or that the amount of such dividends may be less than anticipated; the possibility that the Company may not obtain its anticipated financial results in one or more future periods; unanticipated costs of integration of the two companies; reductions in customer spending; a slowdown in customer payments and changes in customer demand for products and services; unanticipated changes relating to competitive factors in the industries in which the Company operates; the Company’s ability to hire and retain key personnel; the impact of the consummation of the business combination on relationships with third parties, including customers, employees and competitors; the Company’s ability to attract new customers and retain existing customers in the manner anticipated; reliance on and integration of information technology systems; changes in legislation or governmental regulations affecting the Company; international, national or local economic, social or political conditions that could adversely affect the Company or its customers; conditions in the credit markets; risks associated with assumptions the Company makes in connection with its critical accounting estimates; the resolution of pending and potential future legal, regulatory or tax proceedings and investigations; and the Company’s international operations, which are subject to the risks of currency fluctuations and foreign exchange controls.

The foregoing list of factors is not exhaustive.  You should carefully consider the foregoing factors and the other risks and uncertainties that affect the Company’s business, including those described in the Company’s annual report on Form 20-F for the year ended December 31, 2014 and other documents filed from time to time with the Securities and Exchange Commission.  Except as required under applicable law, the Company does not assume any obligation to update these forward-looking statements.  Nothing in this report on Form 6-K is intended, or is to be construed, as a profit forecast or to be interpreted to mean that earnings per Company share for the current or any future financial years will necessarily match or exceed the historical published earnings per Company share, as applicable.  All forward-looking statements contained in this report on Form 6-K are qualified in their entirety by this cautionary statement.  All subsequent written or oral forward-looking statements attributable to the Company, or persons acting on its behalf, are expressly qualified in its entirety by this cautionary statement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 29, 2016	INTERNATIONAL GAME TECHNOLOGY PLC

	By:	/s/ Pierfrancesco Boccia
Pierfrancesco Boccia
Senior Vice President, Assistant General Counsel and Corporate Secretary